SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
        Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     Commission File Number     1-9064
                                           ----------------

                  Consolidated Rail Corporation
     (Exact name of registrant as specified in its charter)

                       2001 Market Street
                         P.O. Box 41417
              Philadelphia, Pennsylvania 19101-1417
                         (215) 209-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Pass Through Certificates, Series 1994-A
           1993 Equipment Trust Certificates, Series A
           1992 Equipment Trust Certificates, Series A
               Medium-Term Notes due June 28, 1999
                     Notes due June 1, 2000
                  Debentures due June 15, 2020
                   Debentures due May 15, 2043
    (Title of each class of securities covered by this Form)

                              None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [ ]  Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(1)(ii) [ ]  Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(i)  [ ]  Rule 12h-3(b)(2)(ii) [ ]
               Rule 12g-4(a)(2)(ii) [ ]  Rule 15d-6           [ ]
               Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the certification or notice date: 1 (The Depository Trust Company)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Consolidated Rail Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: November 13, 1998            BY:   /s/ Cheryl Cook
      ---------------------              -------------------------------
                                   Name:  Cheryl Cook
                                   Title: VP - Law and Resource Planning


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